Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2012

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt, Boyle and Fox Creek, Alberta; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting has transitioned to be in accordance with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Details of the transition and reconciliation to previously released results are explained in past financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expense, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of July 31, 2012, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and six months ended June 30, 2012, and comparable periods in 2011.

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Statements of earnings data:
Revenue	$90.7	$73.8	$71.8	$164.5	$141.5
Cost of products sold	67.5	56.6	52.3	124.1	101.1
Freight and other distribution costs	14.7	12.3	11.9	27.0	23.9
Depreciation and amortization	3.4	3.4	2.8	6.8	5.6
General and administration	3.7	3.4	3.6	7.1	7.2
Profit sharing	0.0	0.0	0.4	0.0	0.6
Other (income) expense	(0.7)	(0.3)	(12.1)	(1.0)	(14.9)
Operating earnings (loss)	$2.1	$(1.6)	$12.9	$0.5	$18.0
Exchange (loss) gain on long-term debt	(4.3)	4.1	0.8	(0.2)	5.5
Financing expenses - net	(5.3)	(5.0)	(4.3)	(10.3)	(8.0)
Refinancing expenses	0.0	0.0	(4.6)	0.0	(4.6)
(Loss) income before income taxes	$(7.5)	$(2.5)	$4.8	$(10.0)	$10.9
Income tax (recovery) expense	(0.8)	(1.6)	1.3	(2.4)	2.3
Net (loss) income	$(6.7)	$(0.9)	$3.5	(7.6)	8.6
Other comprehensive loss, net of tax	0.0	0.0	0.00	0.0	0.0
Comprehensive (loss) income	$(6.7)	$(0.9)	$3.5	$(7.6)	$8.6

Other data:
Average exchange rate (US$/C$1.00)[1]	0.990	0.998	1.033	0.994	1.024
Period end exchange rate (US$/C$1.00)	0.982	1.003	1.037	0.982	1.037

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

The Company’s results for the current reporting periods reflected changing market dynamics for both its product segments. After years of weak economic conditions in its North American markets, characterized by high unemployment and severely depressed new-home construction levels in the U.S., the lumber sector began to show modest signs of recovery. Conversely, having weathered an ongoing period of global economic uncertainty, the pulp sector looked ahead to new challenges associated with pending production capacity increases in the benchmark grades. Lumber and pulp revenue continued to be adversely affected by the strength of the Canadian dollar and its impact on US-dollar-denominated pricing, and there was little reason to expect any foreign-exchange relief in the near future. The Company’s results followed these trends, with the lumber segment improving with rising markets and the pulp segment holding its own in the face of weakening market fundamentals.

The Company’s operations ran well during the second quarter, bolstered by continued record production at the pulp mill and optimization of the newly rebuilt Fox Creek sawmill. Revenue was a robust $90.7 million for the quarter and $164.5 million for the year to date, which compared favourably to all related periods. Strong shipments and steady or improving pricing offset the negative year-over-year impact of a strengthening Canadian dollar. Cost of products sold rose on higher output from the Company’s sawmills and the annual maintenance shutdown at the pulp mill. Rising input costs, especially those associated with log deliveries, such as fuel prices and longer haul distances, continued to exert downward pressure on results. Other expenses were largely in line with previous periods. A decrease in other income reflected the materially positive impact of the Company’s hedging program in the comparable periods of last year.

The Company posted $2.1 million in operating earnings, which compared favourably to the previous quarter but was down sharply from the same period last year. Similarly, the Company’s year-to-date operating earnings of $.0.5 million were considerably below those realized during the first six months of 2011, largely reflecting the major contribution made by the lumber hedging program in the first half of last year.

The Canadian dollar weakened over the period, resulting in a $4.3 million unrealized loss in the quarter on the U.S.- dollar-denominated debt, as compared to a gain of similar value in the previous period. Year-over-year comparisons reflected the volatility of the Canadian dollar and its positive and negative non-cash impacts on the Company’s reported financial performance.

After provision for an income-tax recovery of $0.8 million, the Company recorded a $6.7 million net loss for the quarter, down from the $0.9 million loss in the previous period and the $3.5 million in net income realized in the same quarter last year. The year-to-date net loss of $7.6 million compared unfavourably to the $8.6 million in net earnings for the same period last year.

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Adjusted EBITDA data:
Net (loss) earnings, as reported	$(6.7)	$(0.9)	$3.5	$(7.6)	$8.6
Add/(subtract)
Income tax (recovery) expense	(0.8)	(1.6)	1.3	(2.4)	2.3
Exchange loss (gain) on long-term debt	4.3	(4.1)	(0.8)	0.2	(5.5)
Financing expense	5.3	5.0	4.3	10.3	8.0
Refinancing expense	0.0	0.0	4.6	0.0	4.6
Operating earnings (loss), as reported	$2.1	$(1.6)	$12.9	$0.5	$18.0
Depreciation & amortization	3.4	3.4	2.8	6.8	5.6
Unrealized portion of other expense	0.6	(1.5)	(2.5)	(0.9)	(6.9)
EBITDA, as reported	$6.1	$0.3	$13.2	$6.4	$16.7
Negative (positive) impact of inventory valuation ad	0.2	(1.3)	1.1	(1.1)	0.4
Adjusted EBITDA	$6.3	$(1.0)	$14.3	$5.3	$17.1

The Company’s EBITDA of $6.1 million in the quarter was substantially higher than the $0.3 million reported in the previous quarter but less than the $13.2 million recorded in the same period last year. Included in this calculation was a modest $0.2 million non-cash write-down of log inventories in the lumber segment. When taken into account, the write-down resulted in an adjusted EBITDA of $6.3 million for the period, compared to a negative $1.0 million in adjusted EBITDA for the previous quarter, a reflection of the improved market conditions.

The Company reported year-to-date EBITDA of $6.4 million, which included a $1.1 million inventory write-up, resulting in an adjusted EBITDA of $5.3 million. This compared unfavourably to an adjusted EBITDA of $17.1 million for the same period last year.

Lumber

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11

Production-SPF-mmfbm	122.6	113.1	89.2	235.7	177.5
Shipments -SPF-mmfbm	145.1	120.4	108.8	265.5	203.9
Benchmark price -SPF#2&Better-US$ per mfbm	$291	$267	$243	$279	$270

Revenue - millions	$41.7	$31.1	$27.6	$72.8	$53.7
Cost of products sold - millions	38.5	32.9	27.2	71.4	52.6
Inventory valuation adjustments - millions	0.2	(1.3)	1.1	(1.1)	1.0
Other realized (gains)/losses - millions	(0.6)	0.1	(10.1)	(0.5)	(9.7)
EBITDA - millions	$3.6	$(0.6)	$9.4	$3.0	$9.8
EBITDA margin - %	9%	-2%	34%	4%	18%

Other unrealized (gains)/losses - millions	(0.2)	(0.7)	(1.9)	(0.9)	(5.9)
Depreciation & amortization - millions	1.7	1.5	1.0	3.2	2.0
Operating earnings (loss) - millions	$2.1	$(1.4)	$10.3	$0.7	$13.7

Capital expenditures - millions	$0.7	$2.9	$11.3	$3.6	$23.1

The softwood lumber market experienced a solid quarter, compared to the extremely challenging conditions of past periods. North American demand was supported by improved U.S. housing starts, which increased by almost 25% over the same period last year to reach a level above the 700,000 mark. China, meanwhile, continued to provide supplemental marketing opportunities, especially for Western Canadian lumber producers. The modest but steady price increases seen in the first quarter continued through much of the period, with benchmark pricing peaking above US$300 per thousand board feet (thousand foot-board measure, or mfbm) late in May, before falling off some US$25/mfbm to find a price floor in the mid-US$280/mfbm range by the end of June. Quarter-to-quarter changes in benchmark pricing indicated the relative strength of the market, with prices rising by US$24/mfbm, or 9%, compared to the first quarter of this year and nearly US$50/mfbm, or 20%, compared to the same period last year. Even year-to-date comparisons were favourable, with prices up US$9/mfbm, or 3%, over the first six months of 2011, despite the dramatic spring rally and price spike included in that period.

The Company’s per-unit sales realizations followed these market developments. Compared to the previous quarter, sales realizations increased $29/mfbm, or more than 11%, supported by the normal, seasonal sales lag and the impact of a slightly weaker Canadian dollar on US-dollar-denominated sales. Year-over-year comparisons were likewise favourable, with sales realizations up $33/mfbm, or 13%, over the same quarter in 2011 and up $10/mfbm, or 4%, in the year to date, this despite the fact that the Canadian dollar’s relative strength through the six-month period eroded some of the market gains.

Segment production and shipments were both up sharply against comparable periods, as the Fox Creek sawmill achieved its full design-capacity operating rate during the quarter. The Whitecourt and Boyle sawmills also ran well, resulting in total finished goods production of 122.6 million board feet (mmfbm) in the period and 235.8 mmfbm in the year to date. Shipments of 145.1 mmfbm for the quarter and 265.6 mmfbm for the year to date reduced both rough and dressed inventories during the period. The Company expects production and shipments to continue at roughly current levels for the foreseeable future.

Segment revenue increased to $41.7 million for the period, from revenue of $31.1 million in the previous quarter and $27.6 million in the same period last year for the quarter, reflecting the marked improvements in both pricing and volume. Likewise, year-to-date comparisons were much improved, with the segment generating revenue of $72.8 million in the first six months of 2012, up from $53.7 million in the same period last year.

The lumber segment’s cost of goods sold was higher in the period than in the previous quarter and the same period last year, in large part due to increased production. A non-cash inventory valuation adjustment of $0.2 million was taken, with log inventories written down to the lower value of anticipated net realizations. This adjustment was significantly less than the adjustments of more than $1.1 million taken in comparable periods, reflecting the more stable pricing outlook for the latter half of this year. Excluding these non-cash adjustments would shift per-unit costs from the modest recorded increase of $5/mfbm to an actual decrease of $7/mfbm, compared to the previous quarter. Year-over-year comparisons show per-unit cost increases in the 4%-to-6% range, reflecting higher costs associated with log harvesting and hauling, including rising fuel prices and greater haul distances. With planned maintenance projects at the Whitecourt and Boyle sawmills likely to offset anticipated ongoing efficiency gains at the new Fox Creek sawmill, the Company expects per-unit costs for the balance of the year to be consistent with year-to-date values.

The quarter also saw a modest gain of $0.6 million related to the Company’s lumber hedging program; this was compared to a hedging contribution of $10.1 million for the same period last year, when pricing surged early in the year, only to collapse shortly thereafter. The Company recognizes the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; its hedging activities are limited to its capacity for physical consumption or production of goods, however, and are not entered into for speculative purposes.

As a result of stronger shipments and market pricing, and continued diligence in controlling operating costs, the lumber segment recorded second quarter EBITDA of $3.6 million, which compared favourably to both the previous period and the same period last year, once adjusted for hedging activities. Year-to-date comparisons were equally positive, with the segment realizing $3.0 million in EBITDA, including $0.5 million in other realized gains, as compared to the $9.8 million in the first half of 2011, which had included $9.7 million in other gains.

Capital expenditures in the quarter were limited to $0.7 million in maintenance-of-business items, down significantly from comparable periods, which had included the Fox Creek sawmill reconstruction expenditures.

Pulp

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11

Production-thousands of tonnes	76.6	82.7	81.6	159.3	160.3
Shipments -thousands of tonnes	87.2	76.9	76.6	164.1	151.3
Benchmark price -NBSK, US$ per tonne	$900	$870	$1,025	$885	$998
Benchmark price -BEK, US$ per tonne	$773	$723	$860	$748	$855

Revenue - millions	$48.9	$42.6	$44.1	$91.5	$87.6
Cost of products sold - millions	43.5	37.3	35.9	80.8	72.0
Inventory valuation adjustments - millions	0.0	(0.0)	0.0	(0.0)	(0.6)
Other realized (gains)/losses - millions	(0.7)	1.1	0.5	0.4	1.7
EBITDA - millions	$6.1	$4.2	$7.7	$10.3	$14.5
EBITDA margin - %	12%	10%	18%	11%	17%

Other unrealized (gains)/losses - millions	0.7	(0.7)	(0.5)	0.0	(0.8)
Depreciation & amortization - millions	1.7	1.7	1.7	3.4	3.4
Operating earnings - millions	$3.7	$3.2	$6.5	$6.9	$11.9

Capital expenditures - millions	$0.4	$0.4	$0.5	$0.8	$0.8

The global pulp market continued to be buffeted during the period by economic uncertainty resulting from the European debt crisis, a stalled economic recovery in North America and a weakening outlook for China and Asia. After double-digit pricing declines through the latter half of 2011, the pulp market had appeared to find a bottom by year end and went on to experience double-digit increases in the first quarter of 2012; however, the pace of price rises slowed during the second quarter, to the 3%-to-6% range, depending on the reference grade. The brief period of optimism enjoyed earlier in the year was supplanted by a more negative outlook, the combined result of less favorable economic conditions and capacity additions expected later this year and into the next.

As has been the case for the past year, market BCTMP pricing continued to be disengaged from the broader market’s volatility, following the general trends but reaching neither the highs nor the lows experienced by reference grades. This was once again evident in the Company’s per-unit sales realizations, which have remained largely unchanged for nearly a year, affected only by modest changes in market distribution and the impact of the relative strength or weakness of the Canadian dollar on U.S.-dollar-denominated pricing.

At 87.2 thousand tonnes, second-quarter shipments rebounded from first-quarter levels of 76.9 thousand tonnes, bringing year-to-date shipments to 164.1 thousand tonnes – a dramatic improvement over the same period last year that reflected continued record-setting operating rates at the mill. Production during the reporting period fell to 76.6 thousand tonnes from approximately 82.0 thousand tonnes in comparable periods, as the pulp mill elected to hold its annual maintenance shutdown in this period, rather than in the third quarter as in past years. Despite the reduction, year-to-date production remained on par with the first six months of last year, which did not experience a shutdown. Strong shipments, together with reduced output, brought segment inventory back to normal levels following the rise in the previous quarter.

Revenue for the segment was $48.9 million for the quarter and $91.5 million for the year to date, a significant improvement over the $42.6 million reported in the previous quarter and the $44.1 million and $87.6 million in comparable periods of last year. The results reflect higher shipments, steady pricing and minor adjustments due to changes in foreign exchange.

Cost of products sold increased in the period compared to the previous quarter, largely due to the maintenance shutdown. Year-over-year comparisons were adversely affected by rising fuel and other input prices. The Company expects per-unit costs to be consistent with year-to-date values through the latter half of the year.

The pulp segment generated $6.1 million in EBITDA, which compared favourably to the $4.2 million recorded in the first quarter of this year. Year-to-date EBITDA of $10.3 million was below the $14.5 million reported in the same period last year, which had benefited from stronger pricing and lower per-unit costs.

Operating earnings in the period were affected by other unrealized losses associated with the negative exchange-rate impacts on U.S.-dollar-denominated receivables at the quarter end. This offset a similar gain on receivables in the previous period, resulting in comparable operating earnings quarter over quarter. Year-to-date operating earnings were also affected by these non-cash adjustments, though not as significantly, with the year-over-year comparison therefore generally reflecting the difference in EBITDA.

Capital expenditures of $0.4 million for the quarter and $0.7 million for the year to date were consistent with comparable periods and restricted to maintenance-of-business activities.

During the period, the Company received final regulatory approval to proceed with its Bioenergy Effluent Project (BEP), which proposes to convert organic material in pulp-mill wastewater to bioenergy using anaerobic hybrid digester technology. As well as cutting purchased energy and other input costs, the BEP would enhance the pulp operation’s environmental performance and reduce the load on the site’s effluent system. The project is expected to cost approximately $37.0 million, against which $24.3 million in government grants has been secured, and to take about two years to complete. The Company is in the process of finalizing construction and financing agreements, before making a final decision to proceed with the project.

Corporate and Other

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
General & administration	3.7	3.4	4.0	7.1	7.8
EBITDA	$(3.6)	$(3.3)	$(3.9)	$(6.9)	$(7.6)
Depreciation & amortization	0.0	0.1	0.0	0.1	0.1
Operating loss	$(3.6)	$(3.4)	$(3.9)	(7.0)	(7.7)

Capital expenditures	$0.2	$0.0	$0.1	$0.2	$0.2

The Company’s corporate and other segment recorded a $3.6 million operating loss in the second quarter, up from the $3.3 million loss in the previous quarter but less than the loss in the same period last year. The variance from the previous quarter was largely due to the timing of payment of professional fees. The segment posted a year-to-date operating loss of $7.0 million, an improvement over the $7.7 million loss for the first six months of last year that reflected additional fees associated with an insurance review and industry and government relations, as well as provisions for profit sharing.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25.0% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Six months ended
	Jun. 30/12	Mar. 31/12	Jun. 30/11	Jun. 30/12	Jun. 30/11
	(in millions of Canadian dollars			(in millions of Canadian dollars)
Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$6.6	$0.7	$21.9	$7.3	$25.9
Change in non-cash working capital	12.5	(12.3)	6.4	0.2	(6.1)
	19.1	(11.6)	28.3	7.5	19.8
Investing activities:
Additions to property plant and equipment	(1.3)	(3.3)	(11.9)	(4.6)	(24.1)
Changes in working capital for investing activities	(0.7)	1.0	(1.4)	0.3	2.1
Other	0.0	0.1	2.2	0.1	2.2
	(2.0)	(2.2)	(11.1)	(4.2)	(19.8)
Financing activities:
Increase in borrowings	0.0	0.0	201.3	0.0	201.3
Repayment of borrowings	(0.2)	(0.3)	(189.1)	(0.5)	(189.4)
Finance expenses paid	(0.6)	(9.6)	(13.9)	(10.2)	(14.7)
Dividend	0.0	(0.8)	(0.8)	(0.8)	(0.8)
	(0.8)	(10.7)	(2.5)	(11.5)	(3.6)

Increase (decrease) in cash	$16.3	$(24.5)	$14.7	$(8.2)	$(3.6)

Opening Cash	$7.1	$31.6	$26.8	$31.6	$45.1
Closing Cash	$23.4	$7.1	$41.5	$23.4	$41.5

The Company ended the quarter with $23.4 million in cash, up from $7.1 million held at the beginning of the quarter but down from the $31.6 million held at the start of the year. The Company’s improved cash position reflected positive contributions from operations, the reduction in finished product inventories, modest capital expenditures, and the beginning of the seasonal reduction in working capital.

Operations provided $6.6 million in cash for the quarter, which compared very favourably to the $0.7 million in the previous period but was significantly less than the $21.9 million for the same period last year, which had benefitted from a significant contribution from lumber hedging activities and the realized foreign exchange gain associated with the Company’s refinancing of its long-term debt. The same impacts were reflected in the comparison of  $7.3 million in cash provided in the year to date versus the $25.9 million provided in the same period of 2011.

The $12.5 million generated from working capital changes was the result of reduced inventory levels, offset by increases in accounts receivable, prepaid expenses and reductions in accounts payable. The inventory reduction, valued at approximately $24.0 million, reflected normal seasonal reductions in log inventories as well as nearly $5.0 million in reduced finished product inventories. This positive change was offset by a nearly $2.0 million increase in accounts receivable, a similar increase in pre-paid accounts and a decrease of just over $5.0 million in accounts payable associated with the completion of the winter log harvesting and hauling agreements.

Capital expenditures of $1.3 million in the quarter were limited to maintenance-of-business activities and are indicative of Company’s expenditure expectations for the remaining quarters of the year. The Company also recorded a $0.7 million reduction in accounts payable associated with the final payments for the rebuilding of the Fox Creek sawmill. Likewise, comparisons of investing activities to prior periods largely reflect expenditures associated with the Fox Creek project.

Financing activities used $0.8 million in cash during the quarter. Comparisons to prior periods reflect the payment of U.S.-dollar-denominated interest on the Company’s long-term debt, normally transferred in the first and third quarter for payment on April 1 and October 1 of each year. Year-to-date refinancing activities for 2011 include expenses associated with the Company’s April 2011 issue of US$210 million in senior notes, due April 2021, to replace US$190 million in senior notes, due November 2013. The transaction resulted in a write-off of unamortized financing expenses related to the previous bond issue, the call premium on early redemption and payment of accrued interest totalling $8.8 million.

During the quarter, the Company re-negotiated its revolving-credit facility, maintaining its $50 million line of credit under the same terms and conditions as previously existed, but with a term extension to July 2015. At the end of the period, the full $50 million was available under the revolving credit facility, with $3.6 million committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.